Exhibit 4(a).11

ADDENDUM NO. 1 TO SERVICES AGREEMENT

THIS ADDENDUM NO. 1 to SERVICES AGREEMENT (this “Addendum”) is entered into as of May 28, 2010, by and between CDC Software Corporation, a company organized under the laws of the Cayman Islands (“CDC Software”), and CDC Corporation, a company organized under the laws of the Cayman Islands (“Parent”).

RECITALS

WHEREAS, CDC Software and its parent company, CDC Software International Corporation, offered and sold class A ordinary shares, $0.001 par value per share (the “Class A Ordinary Shares”), to the public in an offering registered under the Securities Act of 1933, as amended (the “Initial Public Offering”);

WHEREAS, in connection with the Initial Public Offering, CDC Software and Parent entered into a Services Agreement dated as of August 6, 2009 (the “Services Agreement”);

WHEREAS, pursuant to Sections 2.02 and 7.10 of the Services Agreement, CDC Software wishes to subscribe for additional services, including the services described on Schedule I attached to this Addendum (the “Additional Parent Services”);

WHEREAS, on the terms and subject to the conditions set forth herein, CDC Software desires to engage Parent as an independent contractor to provide, directly or indirectly, the Additional Parent Services to CDC Software effective as of May 1, 2010; and

WHEREAS, on the terms and subject to the conditions set forth herein, Parent desires to provide, directly or indirectly, the Additional Parent Services to CDC Software.

AGREEMENTS

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by this Addendum, Parent and CDC Software, for themselves, their successors and assigns, agree as follows:

ARTICLE I.

DEFINITIONS

Terms not otherwise defined herein shall have the meanings ascribed to it in the Services Agreement.

ARTICLE II.

PURCHASE AND SALE OF SERVICES; NO WARRANTY

Section 2.01 Purchase and Sale of Services. (a) Subject to the terms and conditions of this Addendum, Parent shall have right, but not the obligation, to provide to CDC Software, or procure the provision to CDC Software of, and in the event Parent agrees to provide the Additional Parent Services, CDC Software agrees to purchase from Parent, the Additional Parent Services in consideration of the costs set forth on Schedule II of this Addendum.

(b) The Parties understand that (i) the Additional Parent Services that Parent shall provide (or procure the provision of) to CDC Software under this Addendum will, at CDC Software’s request, be provided to

Subsidiaries and customers of CDC Software and (ii) Parent may satisfy its obligation to provide or procure the Additional Parent Services hereunder by causing one or more of its Subsidiaries (other than CDC Software) to provide or procure such Additional Parent Services. With respect to Parent Services provided to, or procured on behalf of, any Subsidiary of CDC Software, CDC Software agrees to pay on behalf of such Subsidiary all amounts payable by or in respect of such Additional Parent Services.

Section 2.02 Right of First Refusal. CDC Software shall first offer Parent the right to provide the Additional Parent Services. A designated CDC Software representative set forth on Schedule III attached hereto shall provide written notice to all of the designated representatives of Parent identified on Schedule III hereto notifying Parent of the Additional Parent Services that CDC Software is requesting be provided by Parent. Parent shall have 24 hours to notify all of the designated representatives of CDC Software identified on Schedule III hereto of whether or not Parent shall provide such Additional Parent Services to CDC Software. In the event Parent elects not to provide such Additional Parent Services, or CDC Software does not receive a response from Parent in accordance with this provision within such 24-hour period, CDC Software shall be entitled to contract with a third party for such services such that CDC Software shall be permitted to fulfill its customer obligations. For the avoidance of doubt, electronic mail (e-mail) shall satisfy the condition that notice must be provided in writing. Each of CDC Software and Parent shall be entitled to amend Schedule III from time to time by providing written notice to the other party.

ARTICLE III.

EFFECT OF THIS ADDENDUM

Section 3.01 This Addendum is entered into to supplement and modify the Services Agreement. Except as supplemented and/or modified hereby, the Services Agreement remains in full force and effect and shall continue to be effective and enforceable in accordance with its terms.

ARTICLE IV.

MISCELLANEOUS

Section 4.01 Waiver. Any term or condition of this Addendum may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition. No waiver by any Party of any term or condition of this Addendum, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Addendum on any future occasion.

Section 4.02 Amendment. This Addendum may be amended, supplemented, or modified only by a written instrument duly executed by or on behalf of each Party hereto.

Section 4.03 Counterparts. This Addendum may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

Section 4.04 Exercise of Rights. A Party may exercise a right, power, or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power, or remedy by a Party does not prevent a further exercise of that or of any other right, power, or remedy. Failure by a Party to exercise or delay in exercising a right, power, or remedy does not prevent its exercise. The rights, powers, and remedies provided in this Addendum are cumulative with and not exclusive of the rights, powers, or remedies provided by law independently of this Addendum.

Section 4.05 Governing Law. This Addendum shall be construed in accordance with and governed by the substantive internal laws of the State of New York.

Section 4.06 Severability. If any provision of this Addendum shall be invalid or unenforceable, such invalidity or unenforceability shall not render the entire Addendum invalid. Rather, the Addendum shall be construed as if not containing the particular invalid or unenforceable provision, and the rights and obligations of each Party shall be construed and enforced accordingly.

Section 4.07 Amendment. This Addendum (including the Schedules) may only be amended by a written agreement executed by both Parties.

IN WITNESS WHEREOF, the Parties have caused this Addendum to be signed by their duly authorized representatives.

CDC SOFTWARE CORPORATION

By:	/s/ Carrick John Clough
Name: Carrick John Clough
Title: Chairman of the Board

CDC CORPORATION

By:	/s/ Matthew Lavelle
Name: Matthew Lavelle
Title: Chief Financial Officer

SCHEDULE I

SERVICES

In connection with CDC Software’s sales of its software applications to its customers, Parent will provide Additional Parent Services, which shall include:

•	Strategic business consulting services;

•	Software implementation services;

•	Software operational support services; and

•	Customer education and training services.

SCHEDULE II

COSTS

•	So long as the Addendum remains in effect, Parent shall charge an amount equal to the costs incurred by Parent to provide the Additional Parent Services plus a 25% gross margin.